UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Silver Horn Mining Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

827738 105
(CUSIP Number)

Copy To:
Patrick Avery
Chief Executive Officer
18 Falcon Hills Drive
Highlands Ranch, Colorado
(720) 413-4520

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827738 105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Kesner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,219,863 (2)(3)(4)(5)(7)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,219,863 (2)(3)(4)(7)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,219,863 (2)(3)(4)(5)(6)(7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42% (based on 226,646,288 shares of Common Stock issued and outstanding as of January 24, 2014) (2)(3)(4)(5)(6)(7)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) See Item 3.
(2) Consists of 219,863 shares of Common Stock held by Auracana.
(3) Consists of 3 million shares of Series A Preferred held by Auracana.
(4) Each share of Series A Preferred is convertible at any time into 1 share of Common Stock.
(5) Each share of Series A Preferred is entitled to 250 votes.
(6) Does not reflect the 250 for 1 voting power of the Series A Preferred.
(7) Glenn Kesner is the sole owner and president of Auracana and in such capacity holds voting and dispositive power over securities of the Company held by Auracana.

CUSIP No. 827738 105	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Auracana LLC (7)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,219,863 (2)(3)(4)(5)(7)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,219,863 (2)(3)(4)(7)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,219,863 (2)(3)(4)(5)(6)(7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42% (based on 226,646,288 shares of Common Stock issued and outstanding as of January 24, 2014) (2)(3)(4)(5)(6)(7)
14.	TYPE OF REPORTING PERSON (see instructions) OO (4)
(1) See Item 3.
(2) Consists of 219,863 shares of Common Stock held by Auracana.
(3) Consists of 3 million shares of Series A Preferred held by Auracana.
(4) Each share of Series A Preferred is convertible at any time into 1 share of Common Stock.
(5) Each share of Series A Preferred is entitled to 250 votes.
(6) Does not reflect the 250 for 1 voting power of the Series A Preferred.
(7) Glenn Kesner is the sole owner and president of Auracana and in such capacity holds voting and dispositive power over securities of the Company held by Auracana.

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Silver Horn Mining Ltd., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 18 Falcon Hills Drive, Highlands Ranch, Colorado 80126.

Item 2.  Identity and Background.

(a) This statement is filed on behalf of Glenn Kesner and Auracana LLC (“Auracana” and, together with Mr. Kesner, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 101 Middlesex Turnpike, #312, Burlington, Massachusetts 01803.

(c) Mr. Kesner is the President and sole owner of Auracana, a branding and marketing company.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kesner is a citizen of the United States of America. Auracana is a limited liability company formed under the laws of the state of Massachusetts.

Item 3.  Source or Amount of Funds or Other Consideration.

On January 10, 2011, Auracana was issued 219,863 shares of Common Stock as compensation for Mr. Kesner’s services as a director.  On May 2, 2011, Mr. Kesner resigned from all officer and director positions.  On January 21, 2014 Mr. Kesner was appointed Secretary of the Company.

On April 20, 2010, Auracana was issued 3 million shares of Series A Convertible Preferred Stock (the “Series A”) upon the conversion of its 1.5 million shares of Series D Convertible Preferred Stock (the “EET Series D”) of Eclips Energy Technologies, Inc., a Florida corporation and the Company's predesessor ("EET"), in connection with EET’s merger with and into the Company, with the Company as the surviving corporation.  Upon the closing of the merger, a change of control occurred in which Auracana effectively had control of the Company through the exercise of the voting rights attributable to the voting power of the Series A because each share of Series A is entitled to 250 votes.

Auracana purchased the EET Series D pursuant to a securities purchase agreement that closed on February 5, 2010.  As set forth in the purchase agreement, (i) Auracana purchased 1,500,000 shares of EET Series D from a former shareholder and (ii) other purchasers purchased 50,000,000 shares of EET common stock from the former shareholder.  Upon the closing of the purchase agreement, a change of control occurred in which Auracana effectively had control of EET through the exercise of the voting rights attributable to the voting power of the EET Series D because each share of EET Series D was entitled to 500 votes.

Item 4.  Purpose of Transaction.

Mr. Kesner is the president and owner of Auracana.  As secretary of the Company, Mr. Kesner is involved in the day to day management and administration of the Company and implements policy actions recommended by the Board of Directors.  However, the shares of Common Stock and Series A held by the Reporting Persons are held for investment purposes only.  While the Reporting Persons currently have no specific plans to acquire additional shares, the Reporting Persons may do so in the future, including through the conversion of Preferred Stock and the exercise of stock options and warrants that the Reporting Persons may be granted or issued in the future.  Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting persons’ financial condition.

Except as set forth in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own 3,219,863 shares of Common Stock, which represents 1.42% of the Common Stock as of January 24, 2014. (1)(2)(3)(4)(5)(6)

(b)	Auracana and Glenn Kesner may be deemed to share voting power over 750,219,863 shares of Common Stock (1)(2)(3)(4)(6) and share dispositive power over 3,219,863 shares of Common Stock. (1)(2)(3)(5)(6)

(c)	The Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days:

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock and Series A reported in Item 5(a).

(e)	N/A

(1) Consists of 219,863 shares of Common Stock held by Auracana.
(2) Consists of 3 million shares of Series A held by Auracana.
(3) Each share of Series A is convertible at any time into 1 share of Common Stock.
(4) Each share of Series A is entitled to 250 votes.
(5) The percentage reported does not reflect the 250 for 1 voting power of the Series A.
(6) Glenn Kesner is the sole owner and president of Auracana and in such capacity holds voting and dispositive power over securities of the Company held by Auracana.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the relationship between the Reporting Persons as described above under Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities

Item 7.  Material to Be Filed as Exhibits.

Joint Filing Agreement between Glenn Kesner and Auracana LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 28, 2014

AURACANA, LLC

/s/ Glenn Kesner Glenn Kesner, President

GLENN KESNER

/s/ Glenn Kesner

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement between Glenn Kesner and Auracana LLC*

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the Common Stock of Silver Horn Mining Ltd., a Delaware  corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date:  January 28, 2014

AURACANA LLC

Signature: /s/ Glenn Kesner
Name/Title: Glenn Kesner, President

    GLENN KESNER

Signature: /s/ Glenn Kesner